SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 6)
The Princeton Review, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
742352 10 7
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

CUSIP No.	742352 10 7	13G/A	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS John S. Katzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		8,371,625*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,371,625*

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,371,625*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

29.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 102,160 shares of Common Stock held by Mr. Katzman’s spouse. Also includes 717 shares held by Katzman Management, Inc., 658,848 shares held by Katzman Business Holdings, L.P. and 1,500,000 shares held by JSK Business Holdings, LP. Mr. Katzman disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

CUSIP No.	742352 10 7	13G/A	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS JSK Business Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,500,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,500,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	742352 10 7	13G/A	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS JSK Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,500,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,500,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
** Includes 1,500,000 shares held by JSK Business Holdings, LP.

CUSIP No.	742352 10 7	13G/A	Page	5	of	9 Pages
     This Amendment No. 6 to Schedule 13G, relating to the common stock, par value $.01 per share (the “Common Stock”), issued by The Princeton Review, Inc., a Delaware corporation (the “Issuer”), is being filed by and on behalf of John S. Katzman (“Katzman”), JSK Business Holdings, LP (“JSK Business Holdings”) and JSK Management, LLC (“Management LLC”). Management LLC, of which Katzman is the sole member, is the general partner of JSK Business Holdings. The sole limited partner of JSK Business Holdings is a grantor retained annuity trust established by Katzman with Katzman’s family members as beneficiaries. Katzman's Spouse is the sole stockholder of Katzman Management, Inc. (“Management”). Management is the general partner of Katzman Business Holdings, L.P. (“Business Holdings”). The sole limited partner of Business Holdings is a grantor retained annuity trust established by Katzman with Katzman’s family members as beneficiaries.
Item 1(a). Name of Issuer:
The Princeton Review, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2315 Broadway, New York, NY 10024
Item 2(a). Name of Person Filing:
John S. Katzman
JSK Business Holdings, LP
JSK Management, LLC
Item 2(b). Address of Principal Business Office or, if none, Residence:
2315 Broadway, New York, NY 10024
Item 2(c). Citizenship:
Katzman is a citizen of the United States. JSK Business Holdings is a Delaware limited partnership. Management LLC is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, $.01 per share
Item 2(e). CUSIP Number:
742352 10 7
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.	742352 10 7	13G/A	Page	6	of	9 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Katzman	8,371,625	*
JSK Business Holdings	1,500,000
Management LLC	1,500,000	**
(b)	Percent of class:

Katzman	29.7	%*
JSK Business Holdings	5.3%
Management LLC	5.3	%**
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Katzman	8,371,625	*
JSK Business Holdings	1,500,000
Management LLC	1,500,000	**
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Katzman	8,371,625	*
JSK Business Holdings	1,500,000
Management LLC	1,500,000	**
(iv)	Shared power to dispose or to direct the disposition of: 0

*	Includes 102,160 shares of Common Stock held by Mr. Katzman’s spouse. Also includes 717 shares held by Management, 658,848 shares held by Business Holdings and 1,500,000 shares held by JSK Business Holdings. Mr. Katzman disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

**	Includes 1,500,000 shares held by JSK Business Holdings.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Not applicable.

CUSIP No.	742352 10 7	13G/A	Page	7	of	9 Pages
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
 Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	742352 10 7	13G/A	Page	8	of	9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	/s/ John Katzman

John S. Katzman

JSK BUSINESS HOLDINGS, LP

By: JSK MANAGEMENT, LLC
its general partner

Dated: February 14, 2008		By:	/s/ John	Katzman

			Name:	John S. Katzman
			Title:	Member

JSK MANAGEMENT, LLC

Dated: February 14, 2008	By:	/s/ John Katzman

		Name:	John S.	Katzman
		Title:	Member

CUSIP No.	742352 10 7	13G/A	Page	9	of	9 Pages
EXHIBIT
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consents to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the ownership by each of the undersigned of shares of common stock of The Princeton Review, Inc. Each of the undersigned hereby further agrees that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated:	February 14, 2008	/s/ John Katzman

John S. Katzman

JSK BUSINESS HOLDINGS, LP

		By:	JSK MANAGEMENT, LLC
its general partner

Dated:	February 14, 2008		By:	/s/ John Katzman

Name: John S. Katzman
Title: Member

JSK MANAGEMENT, LLC
Dated: February 14, 2008	By:	/s/ John Katzman
		Name:	John S. Katzman
		Title:	Member